July 29, 2019
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561
Attn:	Irene Barberena-Meissner
Karina Dorin
Office of Natural Resources

Re:	Borr Drilling Limited
Registration Statement on Form F-1 (File No. 333-232594)

Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, acting on behalf of ourselves and the several underwriters, hereby join in the request of Borr Drilling Limited (the “Registrant”) for the acceleration of the effective date of the Registrant’s Registration Statement on Form F-1 (File No. 333-232594) (the “Registration Statement”), relating to the initial public offering in the United States of the Registrant’s common shares, par value $0.05 per share, so that the Registration Statement, as then amended, may be declared effective at 4:00 p.m. Eastern Standard Time on July 30, 2019, or as soon thereafter as practicable. We confirm that the underwriters are aware of their obligations under the Securities Act.
Pursuant to Rule 460 under the Act, please be advised that we have effected the following distribution of the Preliminary Prospectus dated July 26, 2019 through the date hereof: 50 copies to prospective underwriters, dealers, institutional investors and others.
We hereby represent on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.
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Very truly yours,

GOLDMAN SACHS & CO. LLC
DNB MARKETS, INC.,
as Representatives of the Underwriters

GOLDMAN SACHS & CO. LLC

By:	/s/ Goldman Sachs & Co. LLC
Name: Charles Park
Title: Managing Director

DNB MARKETS, INC.

By:	/s/ Daniel Hochstadt
Name: Daniel Hochstadt
Title: Managing Director, Co-Head of Investment Banking, Americas

By:	/s/ Jae Kwon
Name: Jae Kwon
Title: Managing Director